Executive Presidency

May 2, 2017

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Office of Beverages, Apparel and Mining

Washington, D.C. 20549

Re:                             Southern Copper Corporation

Form 10-K for Fiscal Year Ended December 31, 2016

Filed March 1, 2017

Form 8-K Filed February 1, 2017

File No. 001-14066

Dear Mr. Decker:

On behalf of Southern Copper Corporation (the “Company”), I, Oscar Gonzalez Rocha, the Company’s President and Chief Executive Officer, submit our response to your letter dated April 18, 2017, relating to the above-referenced filing.

To assist in the Staff’s review of the Company’s responses, we have preceded our response with the text (in bold type) of the comment as stated in your letter.

Form 10-K for Fiscal Year Ended December 31, 2016

Note 2 - Summary of Significant Accounting Policies

Inventories, page 108

1.              Please expand your disclosure to clarify the nature of costs capitalized within inventory. Specifically address whether depreciation, depletion and amortization are included in the carrying value of your inventory.

We appreciate the Commission’s comment and in future filings we will expand our Inventories and Long-term inventory — Ore stockpiles on leach pads accounting policies in Note 2 “Summary of Significant Accounting Policies” as follows (responsive text inserted is underlined):

SOUTHERN COPPER CORPORATION

1440 E. Missouri Avenue, Suite 160, Phoenix, AZ 85014

Phone: 1 (602) 264-1375Fax: 1 (602) 264-1397

www.southerncoppercorp.com

“Inventories—

The Company principally produces copper and, in the production process, obtains several by-products, including molybdenum, silver, zinc, sulfuric acid and other metals.

Metal inventories, consisting of work-in-process and finished goods, are carried at the lower of average cost or market. Costs of work–in–process inventories and finished goods mainly include power, labor, fuel, operating and repair materials, depreciation, amortization, depletion, and other necessary costs related to the extraction and processing of ore, including mining, milling, concentrating, smelting, refining, leaching and chemical processing.  Costs incurred in the production of metal inventories exclude general and administrative costs. Once molybdenum, silver, zinc and other by-products are identified, they are transferred to their respective production facilities and the incremental cost required to complete production is assigned to their inventory value.

Work-in-process inventories represent materials that are in the process of being converted into a saleable product. Conversion processes vary depending on the nature of the copper ore and the specific mining operation. For sulfide ores, processing includes milling and concentrating and results in the production of copper and molybdenum concentrates.

Finished goods include saleable products (e.g., copper concentrates, copper anodes, copper cathodes, copper rod, molybdenum concentrate and other metallurgical products).

Supplies inventories are carried at the lower of average cost or market.

Long-term inventory — Ore stockpiles on leach pads.

The leaching process is an integral part of the mining operations carried out at the Company’s open-pit mines. The Company capitalizes the production cost of leachable material at its Toquepala, La Caridad and Buenavista mines recognizing it as inventory. This cost includes mining and haulage costs incurred to deliver ore to leach pads, depreciation, amortization, depletion and site overhead costs. The estimates of recoverable mineral content contained in the leaching dumps are supported by engineering studies. As the production cycle of the leaching process is significantly longer than the conventional process of concentrating, smelting and electrolytic refining, the Company includes on its balance sheet current leach inventory (included in work-in-process inventories) and long-term leach inventory. Through 2013, the cost attributed to the leach material was charged to cost of sales over a five-year period, which was considered the average estimated recovery period based on the historical recovery percentages of each mine. During the fourth quarter of 2014, the Company completed the construction of a new plant that has resulted in increased efficiency in production and use of leachable material. Accordingly, the Company changed its method of amortization to the units of production method. This change in estimate effected by a change in accounting principle results in a better matching of costs to revenues as a result of the improved production levels from the new plant and results in a better estimate of current and long-term leachable material inventory.”

Form 8-K filed February 1, 2017

Exhibit 99.1 — Press release… dated January 31, 2017, furnished pursuant to Item 2.02

2.              We note you have not included the reconciliations of your non-GAAP measures Operating Cash Cost and EBITDA to the most comparable GAAP measures within your filing, but instead have provided a URL address at which those reconciliations can be found.  Please modify your presentation to include the required reconciliations of your non-GAAP measures within your filing.  Refer to Item 10(e)(1)(i)(B) of Regulation S-K and the general rules regarding disclosure of Non-GAAP financial measures outlined in Regulation G.

We appreciate the Commission’s comment and in future filings of our press releases on Form 8-K we will include the required reconciliation of non-GAAP Operating Cash Cost before by-product revenues, Operating Cash Cost net of by-product revenues and EBITDA to the most comparable GAAP measures as follows:

Non-GAAP Financial Measures

Non-GAAP financial measures are intended to provide additional information only and do not have any standard meaning prescribed by U.S. generally accepted accounting principles (“GAAP”). These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. In addition, because not all companies use identical calculations, the measures included in this release may not be comparable to similarly titled measures of other companies. Following is a reconciliation of Adjusted EBTDA to Net Income attributable to SCC and Operating Cash Cost before by-product Revenues and Operating Cash Cost net of by-product revenues to their more comparable GAAP measure:

Adjusted EBITDA

EBITDA (earnings before interest, taxes, depreciation and amortization) is a measure commonly used by companies to evaluate operating performance and the ability to generate cash. Our Adjusted EBITDA is not necessarily comparable to similar measures used by other companies. We believe that Adjusted EBITDA provides useful information to management, investors and others in understanding and evaluating our operating results.

Our determination of the components of Adjusted EBITDA is evaluated periodically based on a review of non-GAAP financial measures used by mining industry analysts. Management believes Adjusted EBITDA enhances the comparability of information across reporting periods, is an effective measure for reviewing operating results and, therefore, is a useful measure for both management and investors. EBITDA and Adjusted EBITDA do not represent, and should not be considered an alternative to, net income, operating income, or cash flow from operations as those terms are defined by GAAP, and do not necessarily indicate whether cash flows will be sufficient to fund cash.

Reconciliation of Net Income attributable to SCC to	First Quarter
Adjusted EBITDA	2017	2016
Net income attributable to SCC	$ XX	$ XX
Add:
Net income attributable to the non-controlling interest	XX	XX
Income taxes	XX	XX
Interest expense	XX	XX
Environmental remediation	XX	XX
Depreciation, amortization and depletion	XX	XX
Fuel tax refund	XX	XX
Less:
Equity earnings of affiliate	XX	XX
Interest income	XX	XX
Adjusted EBITDA	$ XX	$ XX

Operating cash cost per pound of copper produced before by-product revenues and Operating cash cost per pound of copper produced net of by-product revenues

The measure operating cash cost per pound of copper produced net of by-product revenues is a common measure used in the copper industry to track performance and it is a useful management tool that allows us to better allocate our resources. This measure is also used in our investment project evaluation process to determine a project’s potential contribution to our operations, its competitiveness and its relative strength in different price scenarios. The expected contribution of by-products is generally a significant factor used by the copper industry in determining whether to move forward with the development of a new mining project. As the price of our by-product commodities can have significant fluctuations from period to period, the value of its contribution to our costs can be volatile.

Our Operating cash cost per pound of copper produced before by-product revenues allows us and our investors to monitor our cost structure and helps us address operating management areas of concern.

Reconciliation of Cost of sales (exclusive of depreciation, amortization and depletion) to Operating Cash Cost	1st quarter 2017		1st quarter 2016		4th quarter 2016
before by-product revenues and Operating Cash Cost net of by-product revenues	$ million	¢ per pound	$ million	¢ per pound	$ million	¢ per pound
Cost of sales (exclusive of depreciation, amortization and depletion) – GAAP	$ XX	XX	$ XX	XX	XX	XX
Add:
Selling, general and administrative expenses	XX	XX	XX	XX	XX	XX
Treatment and refining charges net of sales premiums	XX	XX	XX	XX	XX	XX
Less:
Workers participation	XX	XX	XX	XX	XX	XX
Purchased concentrates from third parties	XX	XX	XX	XX	XX	XX
Other charges	XX	XX	XX	XX	XX	XX
Inventory change	XX	XX	XX	XX	XX	XX
Operating cash cost before by-product revenues	$ XX	XX	$ XX	XX	XX	XX
Less by-product revenue	XX	XX	XX	XX	XX	XX
Operating cash cost net of by-product revenues	XX	XX	XX	XX	XX	XX
Total pounds of copper produced, in millions		XX		XX		XX

3.              Within your press release, your non-GAAP measures of EBITDA and operating cash cost precede their most directly comparable GAAP measures of net income and cost of sales, respectively.  Please modify your disclosure to present the most directly comparable GAAP measure with equal or greater prominence than the non-GAAP measure.  Refer to Non-GAAP Financial Measures Compliance and Disclosure Interpretation, Question 102.10, which can be found at:

http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

We appreciate the Commission’s comment and in future filings of our press releases on Form 8-K we will modify the order of presentation to give to the most directly comparable GAAP measure equal or greater prominence than to the non-GAAP measure as follows:

•                 1Q17 net income was $XX million, XX% higher than 4Q16 net income of $XX million and XX% higher than 1Q16 net income of $XX million. Net incone margin in 1Q17 was XX% compared with XX% in 4Q16 and XX% in 1Q16. These increases were due to higher sales and a more competitive unit cost.

•                 1Q17 Adjusted EBITDA was $XX million, XX% higher than 1Q16 adjusted EBITDA of $XX million. Adjusted EBITDA margin in 1Q17 was XX% compared with XX% in 1Q16.

•                 Zinc production: Zinc production increased XX% to XX tons in 1Q17 compared with 1Q16 due to better results at our underground operations.

•                 Operating cash cost per pound of copper net of by-product revenues was $XX in 1Q17 an improvement of XX% compared to $XX in 1Q16. This cost decrease is mainly due to operational efficiencies and higher by-product revenues.

We give prominence to cost of goods sold including it always in our key financial data table as follows:

Key Financial Data

					Variance					Variance
	1Q17		1Q16		$	%		4Q16		$	%
Sales	$ XX		$ XX		$ XX	XX	%	$ XX		$ XX	XX	%
Cost of sales	XX		XX		XX	XX	%	XX		XX	XX	%
Operating income	XX		XX		XX	XX	%	XX		XX	XX	%
Net income	$ XX		$ XX		$ XX	XX	%	$ XX		$ XX	XX	%
Net income margin	XX	%	XX	%	XX	XX	%	XX	%	XX	XX	%
Adjusted EBITDA	XX		XX		XX	XX	%	XX		XX	XX	%
Adjusted EBITDA margin	XX	%	XX	%	XX	XX	%	XX	%	XX	XX	%
Income per share	$ XX		$ XX		$ XX	XX	%	$ XX		$ XX	XX	%
Capital investments	$ XX		$ XX		XX	XX	%	$ XX		$ XX	XX	%

Note: Figures in millions except per share amounts and %’s.

4.              It appears your operating cash cost per pound non-GAAP measure is net of by-product revenues.  Please revise the title of this measure to clarify that this amount is net of by-product revenues.

We appreciate the Commission’s comment and in future filings of our press releases on Form 8-K we will specify if the operating cash cost per pound is before by-products revenues or net of by-products revenues.

Please see response to comment 2 of this letter, in which we are including the precision requested.

5.              Your computation of “EBITDA” appears to include adjustments to earnings other than interest, taxes, depreciation and amortization.  Accordingly, please modify your title of this measure to “Adjusted EBITDA” or other similar title.  Refer to Non-GAAP Financial Measures Compliance and Disclosure Interpretation, Question 103.01.

We appreciate the Commission’s comment and in future filings of our press releases on Form 8-K we will modify the title of the measure to “Adjusted EBITDA”.

Please see response to comment 2 of this letter, in which we are including the precision requested.

Closing Comments

Should you have any questions about the responses in this letter, kindly contact our Vice President, Finance, Treasurer and Chief Financial Officer, Mr. Raul Jacob, at +(602) 264-1375, option 1 (rjacob@southernperu.com.pe), or our Secretary, Mr. Jorge Lazalde, at +52-55-1103-5333 (jorge.lazalde@americasmining.com).

Very truly yours,

/s/ Oscar Gonzalez Rocha
Oscar Gonzalez Rocha
President and Chief Executive Officer